Exhibit 3.1

AMENDMENTS TO THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF

ASSOCIATION OF THE COMPANY

Proposal 2 – Charter Amendment Proposal

The Amended and Restated Memorandum and Articles of Association of Alpha Star Acquisition Corporation shall be amended by deleting Section 36.2 in its entirety and replacing it with the following:

36.2 In the event that the Company does not consummate its initial Business Combination by December 15, 2025 (the “Deadline”), the Company may, but is not obliged to, extend the period of time to consummate the Business Combination up to twelve (12) additional times, each by a period of one month (the “Extension”), to December 15, 2026 (the “Extended Date”), provided that if the Company exercises the Extension, the Sponsor, or its designee or assignee, shall deposit additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account. In the event that the Company does not consummate a Business Combination by the Extended Date, such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) business days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Company’s affairs. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.